Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

1 February 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Placement of 60 Million Shares to Raise $18 million

Cue Energy Resources Limited is pleased to announce that Patersons Securities Limited (Patersons), a leading independent Australian investment house, has finalized the placement of 60 million ordinary fully paid shares in the Company at a price of A30 cents each, raising a total of $18 million.

At the Annual General Meeting of the Company held on 26 November 2004, the shareholders of Cue Energy authorized the placement of up to 100 million ordinary shares. This placement and the placement of 40 million shares in December 2004 were made pursuant to and complete this authorization.

The placement has been made to institutional and sophisticated investor clients of Patersons. The equity raising attracted considerable support from institutional investors with over twenty new institutions investing in the Company.

The $18 million will be used to meet the cost of a 5% interest in PEP 38413 which contains the Maari oil field. PEP 38413 is in the offshore Taranaki Basin of New Zealand. The funds will also be used to assist funding of Cue's share of project development costs and to augment working capital.

The recent capital raisings have allowed Cue to participate in both the Oyong and Maari development projects, which are expected to bring a substantial increase in corporate revenue, with benefit to all shareholders.

Any queries regarding the announcement should be directed to the company on (03) 9629 7577 or email mail@cuenrg.com.au

Robert J Coppin
Chief Executive Officer

1 February 2005

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

31 January 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Share Placement

The shareholders of Cue Energy authorized a placement of up to 100 million ordinary shares at the Annual General Meeting of the Company held on 26 November 2004.

The Company is pleased to announce that a placement is being made of up to 60 million ordinary shares at A30 cents. The monies raised will be utilised to fund the recently announced acquisition of an interest in the Maari oil field in New Zealand, project developments and augment working capital.

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Andrew M Knox
Public Officer

31 January 2005